Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Steve Altemus, the Chief Executive Officer of Intuitive Machines, LLC (“Intuitive Machines”), participated in an interview with Julian Klymochko and Michael Kesslering, co-hosts of The Absolute Return Podcast on November 14, 2022, discussing the proposed business combination between Inflection Point Acquisition Corp. (“Inflection Point”) and Intuitive Machines. A copy of the transcript is set forth below.

Julian Klymochko: Welcome listeners to The Absolute Return Podcast. On today’s episode, we welcome special guest, Intuitive Machines CEO, Steve Altemus. Intuitive Machines is a diversified space exploration, infrastructure and services company. On the show, Steve discusses some of his main learning experiences at NASA and what inspired him to leave to launch a startup. The current state of the space race, the potential for long-term lunar infrastructure and commerce. What he thinks is in store for space exploration over the next 50 years, and more. So with no further ado, here’s our show on the space exploration business with Intuitive Machines’ CEO, Steve Altemus.

Julian Klymochko: Welcome, Steve, to the show. How are you doing today?

Steve Altemus: Julian, thanks, appreciate it. I'm doing great today. Astros just made the World Series, so we're in Houston and loving it.

Julian Klymochko: Yeah, it's great to be in Space City, isn't it? A good place to be for Intuitive Machines, I'm sure. And I wanted to go kind of into your backstory. Now, you worked for NASA for many, many years. What was your role there and you know, what sort of experience did you have?

Steve Altemus: Oh, yeah. I had a wonderful career at NASA. 25 years I put in at NASA, I began at the Kennedy Space Center. And a highlight there was the space shuttle program, which is now long since retired. I launched space shuttles off of launch Pad A and Pad B. I was in charge of the launch team and would do the countdown and light the engines and setting it off. And then we'd hand it over to Houston for mission control to run the mission. So that was really interesting. And then after that you know, we had that terrible tragedy of the Columbia orbiter that broke up over East Texas. And I had the responsibility to lead the reconstruction team and put the orbiter, all 85,000 pieces, back together, to do the forensic assessment of what actually happened during that accident.

And as a result of that activity, which was very high visibility, I was invited to come work in engineering as a Deputy Director of Engineering at the Johnson Space Center, which is a design and development center. I would call it the NFL of engineering, actually. And shortly after coming on board, they appointed me Director of Engineering. So that responsibility was to have responsibility for the human space flight programs. The engineering of those. Overseeing the contractors and participating in the programs with not only the preparation of all the hardware for the space shuttle, returning it to flight, but building out the assembly of the International Space Station until it was complete and capable of supporting nine-person crew. And then conducting the missions and doing the engineering during the missions to troubleshoot any problems that would occur while we were flying.

So, I got the launch aspect at Kennedy. I've got the mission aspect at Johnson Space Center with the development of new programs, including the Constellation program, which what you're seeing today at the launch pad is the Artemis, which is the SLS or space launch system with the Orion capsule on top. When we started that from scratch, actually, when I was Engineering Director and Marshall Space Flight Center, built the SLS and Johnson Space Center, built with its partners, Lockheed Martin, built the Orion spacecraft. So had a lot of experience in human space flight engineering at NASA. So, it's been quite the education.

Julian Klymochko: I did want to get into the Artemis program in a bit, but prior to getting into that, there's a common saying “it's not rocket science”, but you were literally doing rocket science. So, with that, what are kind of two to three main learning experiences that you drew from your 25 years at NASA, that perhaps you took over to Intuitive Machines?

Steve Altemus: Oh, wow. There's a couple of interesting ones. I'll tell you interesting story is that, you know, sitting in technical meetings, you know, many, many hours a day, many, many meetings, looking at every single problem that came up from, you know, whether there's valve problems or whether there's tin whisker problems on the electronics, or there's communication problems or wire harness problems. You get to learn about every discipline that goes into a spacecraft and the spacecraft operations. And I found that if you're patient, and you lead properly, you draw out of the team the right answers. You know, they have it. But there might be somebody sitting in the room that has the answer that is not speaking up. And so, making sure that every voice is heard and that you can ferret out a solution out of that team, if you trust in the team, and you just have to give them time and space and create that space to have everybody have a say so that you can find that answer.

That's a really tricky problem that we had with a flow control valve on a gaseous oxygen system on the shuttle. And we went to flight readiness review three times and said, no, as engineering, we can't fly yet. We're not sure. And in the end, we found a solution with a young bright non-destructive engineering materials analyst, and he had the answer on how to do an inspection of these little poppets in the valve that he could find these cracks that were elusive to us, and we were able to inspect the whole fleet and cherry pick the best poppets for these valves and then get to flight. So, I would never forget that you have to give them space and airtime to get their voice heard, even if they're not the strongest speaker in the world.

So that's one example. And the other one is, you know, part of my job as the Engineering Director was, I ran a think tank and for other agencies, including NASA. And so, part of forming Intuitive Machines, we started as a think tank. And the idea is kind of along the lines of the other example I gave, is what you're trying to do around the table is you're trying to improve the idea to the best possible idea. So, you can be critical of the idea, but you don't be critical of the person giving the suggestion. So, it’s the everybody chipping in and creating a culture that they chip into the solution and are contributing to making the idea better for everybody. And don't take it personally and leave all that personal feelings at the door when you leave and come out with a great idea. And that's how you do real innovation is by letting the idea win the day, not necessarily a personality. So, there's two examples.

Julian Klymochko: Those are some really useful insights. Now, long storied career at NASA, then you have this transition going to a startup that you co-founded. What was the thesis behind that? And ultimately, what problem were you looking to solve through the formation and ultimate you know, new venture that is Intuitive Machines?

Steve Altemus: Yeah, thanks for asking that question. You know, it was kind of a frustrating time for us at NASA when, you know, we went to this model where we became a capabilities driven organization minus a destination. So, the policy was, you're not going to the moon, you're not going to Mars. You're working on the technologies and the capabilities that will eventually someday get you there, but no direct mission. And that was frustrating for a lot of folks because really NASA's always been a mission focused organization. It’s what makes it great. So, you know, it was getting time where I had moved on from engineering and I had become the Deputy Center Director at the Johnson Space Center. And you know, that was more of an administration function. And I had you know, been successful in engineering and I wanted to try my hand at business and see if I could build a business.

And it was funny because I said, I'm going to build a billion-dollar business that affects a billion people's lives in the next decade. And so here we are at Intuitive Machines, [laugh] almost a decade into it and going public as a company at that valuation. So, it's kind of scary how that all came into be. But the premise of the company initially was, hey, take all of the human space flight engineering methodologies and processes and the way we conducted our ourselves in human space flight engineering, and apply them to some of the more intractable problems in the world and see if you couldn't as a think tank solve some of the problems. And so, we said, let's start in Houston where we exist at, you know, outside the gates of Johnson Space Center and let's work on aerospace, energy, and medicine.

So, Houston being the home of the largest medical center in the world, the Texas Medical Center and also an energy hub in oil and gas and then an aerospace hub also with Johnson Space Center there. Let's work and focus in those industries and think of solutions. It was interesting because in the first five years of the company, expats from NASA had 24 inventions and four ventures and all kinds of things from automated catheter insertion device for drawing blood. You know, we made this little robot. To big drilling simulators and used our technology and simulation to affect horizontal drilling, you know, just neat things like that. Oil spills in the gulf were a big problem. So, we came up with simulations and models to calculate from where the oil slick on the surface was back to where the sea floor was actually leaking oil. And that was pretty inventive. So, a lot of neat stuff we did. But I'll tell you something. When the moon came back in favor, we pivoted the entire company, that was in 2018 and now it's just taken off.

Michael Kesslering: And why is it so important to have a permanent moon base?

Steve Altemus: Well, the policy shift really had been, you know, it had let go of the moon for building capabilities and new technologies. But what happened was the National Security Council and then the National Space Council said, well, we want to set the norms and behaviors of how we live and work in space. We were guided by the Outer Space Treaty, at the time, and here we watched, and we saw a move from China methodically walking up on and executing against their plan to actually put a research station on the South Pole. And it finally we had seen this coming, you know, since 2007 when they were successful at orbiting the moon and then landing on the moon and then putting a rover on the moon for three years. And then, you know, bringing a sample back now bringing a sample from the South Pole and then a research station in South Pole, hey, we better get the US economy in gear.

And so, they declared the moon of strategic interest, which means that there will be government investment in the moon to return humans to the moon in a sustainable way. Now, what's really interesting about that is the fact that you now have two polarized administrations in the executive branch, that have a consistent space policy. They might argue about everything else under the sun here on earth, but the policy with respect to the moon has been consistent from a Republican administration to a Democratic administration. So that's very stable. So, NASA became the arm of soft power, civil space to take us back to the moon. And they came out with an opportunity where commercial companies could attempt to fly to the moon and take their scientific payloads to the surface and return data back to NASA. And by doing that, it would instigate the US economy and show our technical prowess as a civil space-based US arm of the economy and our capabilities. And that was the opportunity that we pivoted the company towards, and we've been very successful winning ever since.

Julian Klymochko: Now digging into that a bit more, this new space economy, a lot of people wouldn't know exactly what that entails. Now, Intuitive Machines expecting over a hundred million dollars of revenue for this year. Can you talk about some of the services offered by the company?

Steve Altemus: Yeah, we've had a fantastic year. This year. We've been the winningest most vendor or contractor in this initial precursor phase of the Artemis program, which is to land scientific payloads and return scientific data back to NASA. So, we have three missions that we've been awarded. We're going to launch in March of next year to the South Pole of the moon. And, you know, when we first started this, we said, okay, we're going to have to build a lunar lander, but it's more than that. It was a lot more than that. It was, you have to build a mini-Apollo program. You have to figure out a way to do mission control. You've got to figure out a way to communicate with your spacecraft. You've got to build a lunar lander.

You have to integrate onto a launch vehicle. You have to select that launch vehicle and then integrate onto it, right? And then you have to take all the payloads and you have to integrate those onto the lander. So, we built a program that would handle all of that, right? And out of that came a lunar access business line that takes payloads to the surface and touches down softly on the moon and returns data. We created a lunar data network, starting with a global commercial lunar communications network. So, we took and talked to the radio astronomy dishes around the world, three in the northern hemisphere and three in the southern hemisphere. These are large aperture parabolic dishes, 18 to 64 meters. And what we did was we put our base band unit, or our technology at the base of the transceiver and every time a radio astronomy dish looks out a deep space, it cannot do radio astronomy research when the moon is in view.

So, it was a very nice complement to say, when we're flying to the moon, the moon is in view, let's use those antennas. And so, we built the ground network. And so that network now takes commercial business, government business. We demonstrated capability to communicate with the lunar reconnaissance orbiter, which is orbiting the moon today. And so, this is the first commercial lunar distance network. We're now adding communications satellites, data relay satellites around the moon with mission two and mission three, and subsequent, that give us 360 degree communications and the beginning of a navigation mesh network around the moon. So quite exciting that business unit came about. So really starting with access and then starting with data networks. And then another piece of it is growing into, you know, we build our own engines, and that's igniters and injectors and valves and thrusters, combustion chambers. We sell those as space products also. So derivative products from lunar access we can sell in space products division, and where we now aspire to lay in all of the infrastructure that the world will need to actually sustain presence, human presence on the moon. You know, you think about an expeditionary force that has to land, and then you have to establish communications, establish navigation, and then you're bringing up logistics to resupply, right? And to spread out from there. And so that's really some of the more infrastructure kind of things that we build. So, we're partnered with another company to build a lunar space suit that was a recent award from NASA. So that's part of the infrastructure. And we're partnered with a couple of companies on the big human rover, the lunar terrain vehicle to transport humans around. So really moving into the infrastructure piece of things right after the initial landing and communications piece that started.

Julian Klymochko: It's really interesting to watch this entire space economy develop, and you guys are really at the forefront of that. Now, you mentioned NASAs Artemis program a couple times. Now that, as I understand it, is a $93 billion program. I don't know much beyond that, but would you mind take a bit of time to describe Artemis?

Steve Altemus: Yeah, I can describe that. The way I look at it is, you're right, it's $93 plus billion over the next five years. Think of it as basically four programs in one. So, there's the scientific program to learn about the moon and discover features of the moon that'll contribute to where we land and where we set up a research station, right? So, the science and discovery piece out of the science mission directorate. We are flying those missions now, beginning in 2023 to learn about the moon more than we ever have advanced scientific instruments. So that's the precursor phase. And then there's this phase, the lunar surface innovation initiative under the space technology in NASA that says, what are the technology gaps that we have? And what should we be investing in as NASA to ensure that we can put humans on the moon in a sustainable way?

So, surface power is one example of things that they're investing in. Survive the night, the cold of night, they're investing in that. So, we've been successful winning there in that budget line item in within NASA. And so, we're really ferreting out advanced technologies in that area. And then the next piece is the gateway. And the gateway is a lunar orbiting outpost that's positioned about 60,000 kilometers beyond the moon at earth Moon Lagrange Point Two, L Two. And that's really a null point in space where the forces all balanced out, and it takes very little energy to stay there. Well, that's out of the gravity well of the moon. And so, it's a way to go down to the surface of the moon and come back up. And it's also a jumping off point for deeper space exploration, where you no longer need the energy to go out of a gravity well before you can embark on an exploration mission. And then finally, there's Artemis proper, which is the space launch system with the Orion crew capsule, and then there's a human lander and a human rated lunar terrain vehicle, like a, you know, a four-wheeler for the moon. And then there's the spacesuit and the human lander system. So, all of those pieces are all flowing in and active now as we try to bring humans back to the moon.

Julian Klymochko: That's really exciting. For example, Mike and myself, you're talking about surviving the moon and growing up in the Canadian prairies, throw someone there and in mid-February, and I figure that would be a good training ground when it gets down to minus 40. But with respect to this Artemis program, like, does that mean that the US government is Intuitive Machines’ main customer or perhaps only customer? Or what's your customer base like?

Steve Altemus: I think it was an anchor customer in the beginning to get us seated. And we shared the risk. We invested in technologies jointly, both NASA and our private capital came to bear to invest in the critical technologies like propulsion and navigation. So, we started there, but quickly, you know, back in 2018 when this whole thing started, there were no lunar landers or lunar programs being built in the United States. And then subsequent to NASA Science Mission directorate stepping in and offering the CLPS program. Now there's a dozen landers or lunar programs being built in the United States. And so now what can happen, is, scientists and principal engineers who want to fly payloads to the moon can count on a regular cadence of missions going to the moon. And so, they can project, you know, how much funding they'll need to develop an instrument and it can fly in this timeframe.

So, creating that stability of regular cadence of missions, really has opened up a new customer base, a commercial customer base that includes international customers, as well as purely commercial businesses that want to develop technologies for the future of the moon. So that's what we've seen growing. It started from almost nothing, to NASA as an anchor tenant, to now growing into the commercial and international markets and also into space force and, you know, for space traffic management and space situational awareness. You know, what is happening, going, who's moving around and what's all the traffic pattern look like in and around the moon? That'll be of importance moving forward.

Julian Klymochko: One segment that's seems to be really important these days are geopolitical issues. If we wanted to talk about this so-called space race, specifically, with China and Russia, I was wondering like, is, you know, geopolitical competition, is that a main driver of the US government's strategic interest? And how with respect to this program now, how is the space race going? Is America coming out ahead or how do you view those competitive dynamics?

Steve Altemus: I think the geopolitical forces are real and they are driving our space program like they always have. I'm glad to see that there's pride and competition internationally about achievements, technical achievements in space. So, from that perspective, it's positive. And then as democracy, we'd like to see our norms and behaviors seated as we move further and further off the earth out into the solar system. And out of that, you see, you know our version of a treaty called the Artemis Accords, which actually tried to establish what the policy should be in outer space and with respect to the moon in particular. And you see, China has their own version of that with Russia and they’re very similar documents, you know, so we're not far apart. So I think if that's a motive force behind this, I think it's good.

It's good for us as companies. It's been an opportunity for us to grow a business. It's been an opportunity for all of the world to start to see the moon as, you know, like the next frontier, a near horizon kind of next frontier that we can commercialize. And maybe stray a little bit from the question, but I think it's really important to understand looking back at the geopolitical environment and how program has actually changed for the good. So, remember back Mercury Gemini, Apollo, Cold War with Russia, and we had these large monolithic government programs.

Julian Klymochko: Mm-hmm.

Steve Altemus: But then we saw some cooperation internationally after you know, after Cold War, you saw the International Space Station have international partners contributing to building, what do you call it? One of the greatest engineering achievements of the world in the International Space Station done globally. And it's been a signature of peace and cooperation. And then what you saw was low Earth orbit now being commercialized on top of that international cooperation, right? Well, now the moon is coming forward with who's leading? Commercial companies are leading, establishing the infrastructure ahead of the big government programs, and in partnership commercial business working together around the world, not just government to government. And so, I see it's a new paradigm for space commerce and space exploration where we're integral now, sovereign governments, commercial companies, right, are working hand in hand to create, you know opportunities. There’s federal dollars that go into the programs, and they're augmented and stretched by private capital going into the space program. And it's for everyone to benefit from. So quite exciting times.

Michael Kesslering: It certainly is. And for investors that are looking more closely at Intuitive Machines, can you talk a little bit about the short to medium term pipeline of projects that you have in the next couple of years?

Steve Altemus: Yeah, it's actually a very robust pipeline. We've identified about $4 billion worth of opportunities in our pipeline. Then what we do is we take and probability weight those clearly identified acquisitions or solicitations that are coming out of the government. We have those then anticipated some in the capture process and some proposals already submitted. So, we have very clear visibility into potential revenue as the government remains kind of our anchor customer until the commercial market actually begins to grow more rapidly. So, we have additional missions to the moon, more and more complex missions out of NASA. Scientific missions to fly orbiting platforms, to land on the far side of the moon, to bring samples back. So those missions are all stacking up and are laid out in a cadence of about two to three opportunities per year over the next couple years.

Those missions will actually grow to be much more complex scientifically and therefore a higher cost or price point that we can bid on moving forward. Discovery class is a class, a new frontiers class. Those are, you know, half a billion to a billion-dollar missions that are needed at the moon. So, we see that growing in our pipeline. The other thing is data networks. We looked ahead, built the commercial lunar distance network and bought our first two commercial satellites and are deploying them on mission two and three. We're seeing NASA now offering a solicitation for any commercial entity that can provide lunar distance communications. You know, can you communicate direct to the moon? Can you communicate around the moon? And what are those services that NASA can buy commercially? And so, we see that near-space network services contract opportunity right in front of us that we're bidding on today.

And then there's another interesting opportunity. We spent over a year in the capture process in preparing a proposal we submitted. That's a contract to service the Landsat Seven mission satellite that's an earth observing satellite between NOAH and NASA. And We are prime that and a joint venture with KBR. And we expect that award to be in the January timeframe that's right on the horizon. So very excited about that. And that really seeds our orbital servicing business, you know, the ability to deliver satellites to orbit. To fly specialty sensors. To maneuver satellites, repair them, refuel them, and de-orbit them if necessary or raise their orbits. And so that's kind of on the horizon too. So very exciting times. I told you that we're awarded the lunar space suit development alongside of Axiom Space. And so, we'll be working on the space suits here over the next several years.

Michael Kesslering: It sounds like a myriad of near-term opportunities for Intuitive Machines, and with that likely requiring additional investor capital and investor funds to capitalize on these opportunities. And I get the sense that's one of the reasons why you announce this recent going public transaction that you're working through right now. What are some of the goals behind going public?

Steve Altemus: Yeah, it's a great question. I think the timing's right for us. If you look at the macro view at the market, it doesn't appear like the markets are cooperating, but we have a sense of urgency as a company to go to the moon and we have to. We're a first mover and we tend to stay there. And so, we're in a very unique position as a space exploration company and offering that for the first time to retail investors. And so that's very exciting. One of the reasons to go public is to open opportunity for retail investors to invest in a company like Intuitive Machines. First ever a space exploration company that's publicly traded, by the way. So, one thing is, we know the market is discerning with respect to SPAC transactions after how frothy it was in 2021.

But we have a very, crafted a well-structured deal with a great financial partner in Inflection Point Acquisition Company. We've set the value of the company at a very strong position that allows value for investors, value creation for investors while we grow, and they can share in that value. I also want to bring visibility to the company at a time when we're flying to the moon, so that we can attract the right talent to continue to grow the business. And this transaction is funded well with committed capital that allows us to put all the capital we need on the balance sheet to fully fund the business plan, and the business then turns profitable in 2024 and cash flow positive in 2025. So, it's a very near-term success story with a small amount of capital on the balance sheet that fully funds the business. Now, the trust size is fairly large, and if we have low redemptions in the trust, we'll be opportunistic about mergers and acquisitions and finding targets that can actually help build out the technology base of the company.

Julian Klymochko: Now, sorry, go ahead.

Steve Altemus: No, so it is just the right time for us. We have a lot of milestones as we turn the corner into the new year. We expect to go public in the first quarter. Land on the moon in the end of the first quarter. And then we have other awards that we've submitted proposals that we're expecting. So, it'll be an exciting time for the company and the investors in the company.

Julian Klymochko: No doubt. And certainly, markets are cyclical in the near term, but the opportunity set that you're looking at, space exploration, moon infrastructure build out, that will certainly be a multi-decade story. Now, in your mind, what do you think is in store for space exploration over the next say 50 years?

Steve Altemus: Well, I think when we were all growing up aspiring rocket scientists, aspiring astronauts and engineers would say, if you're working in space, the time to be alive and working was during the Apollo days. I think that's fundamentally changed; I think the time to be alive in space is right now. It's so exciting with the commercial opportunities, with the technology where it is today that we can actually go and seriously consider and execute on building commercial infrastructure around the moon and take that as a model where you have traffic management around the moon. You have communications, you have navigation, you have nuclear power systems on the moon, you have research stations on the moon, and then you have missions that are departing, off to Mars from a gateway or something that's orbiting around the moon. And you're maybe having humans on the surface of Mars, and you're repeating the model of creating a commercial infrastructure as a service kind of business construct as we move further and further out into the solar system. So that's, you know, the moons of Mars, Mars, moons of Jupiter, right? So, it's very exciting times to be such an integral part of space exploration. And the more people that we can get to look up and consider how important space exploration is the better we'll all be as a society.

Julian Klymochko: Sounds like you're super excited about what's happening on the moon and space exploration. Now one last fun question, Steve, before letting you go. Will you ever go into space on the moon yourself?

Steve Altemus: [Laugh]. I think my days whether I go into the astronaut core or not are over, right? So, I probably considered that several times in my life, but I think now having led human space flight engineering for nearly a decade and then growing a business and taking it public in a decade, I think that now maybe in the future look for some philanthropic kind of opportunities, [laugh].

Julian Klymochko: All right. So, space travel, not on the horizon. Nonetheless, thanks for coming on the show today. Super interesting to learn about Intuitive Machines and what you guys are up to with respect to space exploration and building out this moon infrastructure. So super cool. Wishing you the best of luck with this going public transaction.

Steve Altemus: Thank you very much. It's been a pleasure talking to you guys both.

Julian Klymochko: Alright, take care. Bye everybody.

Steve Altemus: Bye-Bye.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Intuitive Machines and Inflection Point (the “Business Combination”). In connection with the Business Combination, Inflection Point has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of Inflection Point and Intuitive Machines are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

No Offer or Solicitation

This communication is for informational purposes only and shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, nor a solicitation of a proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the business combination agreement or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in the most recently filed version of the Registration Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination. You may obtain free copies of these documents as described in the preceding paragraphs.

Contacts

For investor inquiries:

investors@intuitivemachines.com

For media inquiries:

press@intuitivemachines.com